Exhibit 2.19

DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

General.  James Hardie Industries plc (the “Company,” “we,” “our” or “us”) is domiciled in Ireland and our registered office is located at Europa House, Second Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland. We are registered at the Companies Registration Office of the Department of Jobs, Enterprise and Innovation in Dublin, Ireland under number 485719.

Purpose and Objects. Our main object, which is stated in our Memorandum of Association, is to:

“carry on the businesses of manufacturer, distributor, wholesaler, retailer, service provider, investor, designer, trader and any other business (except the issuing of policies of insurance) which may seem to the Company’s board of directors capable of being conveniently carried on in connection with these objects or calculated directly or indirectly to enhance the value of or render more profitable any of the Company’s property.”

The Memorandum of Association also states that we will have the power to carry on the business of a holding company and co-ordinate the administration, finances and activities of any subsidiary companies or associated companies. Our objects and purposes are set out in Clause 3 of our Memorandum of Association.

We also have the usual powers of an Irish plc. These include the power to borrow, to charge assets, to grant guarantees and indemnities, to incorporate new companies and to acquire existing companies.

Share Capital. Our share capital is €1,180,000,000 divided into 2,000,000,000 shares of €0.59 each.

Listing Details. As a company incorporated under the laws of Ireland, we have listed our securities for trading on the Australian Securities Exchange (“ASX’), through the Clearing House Electronic Subregister System (“CHESS”), via CHESS Units of Foreign Securities (“CUFS”). CUFS are a form of depositary security that represent a beneficial ownership interest in the securities of a non-Australian corporation. Each of our CUFS represents the beneficial ownership of one share of common stock of JHI plc, the legal ownership of which is held by CHESS Depositary Nominees Pty Ltd ("CDN"). The CUFS are listed and traded on the ASX under the symbol “JHX.” We have also listed our securities for trading on the New York Stock Exchange (“NYSE). We sponsor an American Depositary Share (“ADS”) program, whereby beneficial ownership of CUFS is represented by ADS. These ADSs trade on the NYSE in the form of American Depositary Receipts (“ADRs”), under the symbol “JHX.” Each ADS represents the beneficial ownership of one CUFS. Unless the context indicates otherwise, when we refer to ADSs, we are referring to ADRs or ADSs and when we refer to our common stock we are referring to the shares of our common stock that are represented by CUFS.
Provisions of Our Articles of Association Related to Directors. Our Articles of Association grant the directors a general power to manage the Company, but in some instances, not all, expressly limit the duties of directors. The directors will have the power to exercise all of the powers of the Company that have not been otherwise expressly reserved to the shareholders by Irish Company Law or our Articles of Association. In addition, the directors are also granted certain specific powers by our Articles of Association, including:
•the power to delegate their powers to the CEO, any director, any person or persons employed by us or any of our subsidiaries or to a committee of the Board;

•the power to appoint attorneys to act on our behalf;
•the power to borrow money on our behalf and to mortgage or charge our undertaking, property, assets, and uncalled capital as security for such borrowings; and
•the power to do anything that is necessary or desirable for us to participate in any computerized, electronic or other system for the facilitation of the transfer of CUFS or the operation of our registers that may be owned, operated or sponsored by the ASX.
The directors’ borrowing powers can be varied by amending the relevant article in accordance with Irish law. This would require a ‘special resolution’ of shareholders (i.e., a resolution which has been passed by not less than 75% of votes cast (in person or by proxy) at a duly convened and quorate general meeting of shareholders).
Under Irish law, directors have certain common law and statutory fiduciary duties. Under the Irish Companies Act 2014, directors must (amongst other things) act in good faith in what the director considers to be the interests of the Irish plc and to act honestly and responsibly in relation to the conduct of the affairs of the Irish plc. Many (but not all) fiduciary duties, which were previously founded under common law, have been given a statutory basis by the Irish Companies Act 2014.
In addition to the powers granted to our directors as outlined above, the table below sets forth a summary of certain other provisions contained within our Articles of Association related to Directors:

Provision	Details
Power to vote on proposals, arrangements or contracts in which the director is materially interested
The Company’s Articles of Association provide that a director cannot vote on any resolution concerning a matter in which he has, directly or indirectly, an interest which is material or a duty which conflicts or may conflict with the interests of the Company. A director cannot be counted in the quorum present at a meeting in relation to any such resolution on which the director is not entitled to vote.

Under Irish law, directors who have a personal interest in a contract or a proposed contract with the Company are required to declare the nature of their interest at a meeting of the directors of the Company. The Company is required to maintain a register of such declared interests which must be made available for inspection by the shareholders at general meetings.

Power to vote on compensation
The maximum aggregate ordinary remuneration of the non-executive directors is US$3,800,000 per annum and can be increased from time to time by an ordinary resolution. Changes to non-executive director remuneration are recommended by the Remuneration Committee and are approved at a properly convened meeting of the Board (which consists of eleven non-executive directors and the CEO).

There is no requirement for our shareholders to approve the remuneration policy. The Company currently intends to continue voluntarily producing a remuneration report.

These provisions are subject to the relevant listing rules of the ASX regarding director remuneration.

Age limit for retirement or non-retirement	Our Articles of Association do not include any provisions regarding the mandatory retirement age of a director.
Number of shares for director’s qualification	No director will require a share qualification in order to act as a director.
Issuance of Shares; Pre-emptive Rights. We have been registered with one class of shares; however, our Articles of Association allow for any share to be issued with such rights or restrictions as the shareholders may by ordinary resolution determine. Shareholders may authorize us (acting through our directors) by special resolution to issue shares in whatever manner on the basis that they will be subsequently redeemed. Once issued, we may cancel redeemed shares or alternatively hold them as treasury shares (which subsequently will be reissued or cancelled).
The Board has the power: (a) to issue shares up to a maximum of our authorized share capital; and (b) to limit or exclude statutory pre-emptive rights in respect of such issue for cash consideration, for a period of up to five years in each case, subject to renewal, by a special resolution of shareholders (which requires the approval of holders of 75% of shares present in person or by proxy and voting at the relevant general meeting) in the case of disapplication of statutory pre-emptive rights, and an ordinary resolution (which requires the approval of holders of a majority of shares present in person or by proxy and voting at the relevant general meeting) in the case of authorizing the board to issue shares.
Our Articles of Association grant these authorizations to the Board. The authorizations described in paragraphs (a) and (b) above, will expire (unless renewed) on 7 August 2024. Shareholders will be asked at the 2024 Annual General Meeting to renew the authorizations described in paragraphs (a) and (b) above, with effect from the expiration of the current authorizations and for a period of five years from the date of the passing of such resolutions.

These authorizations are subject to the listing rules of the ASX and NYSE in relation to the issue of new equity securities, which require:
•in the case of the ASX, shareholder approval for the issue of equity securities which exceed 15% of the number of equity securities on issue (as determined in accordance with the ASX listing rules and subject to the various exemptions set out therein); and
•in the case of the NYSE, shareholder approval for the issuance of shares that have or will have upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such shares (subject to certain exceptions).
If the Board is at any time not designated as the authorized body for such powers, the shareholders acting by ordinary resolution have the power to issue shares, but only upon the proposal of the Board.
As an Irish company that has listed securities in Australia and the United States, we are subject to applicable legislation regarding insider trading. Generally, Australian law prohibits persons from trading on the basis of information which is not generally available and which, if it were generally available, a reasonable person would expect to have a material effect on the price or value of securities. Similarly, in the United States, persons are prohibited from trading on the basis of material, non-public information. We have adopted an internal code on insider trading consistent with Australian and US laws and regulations.
Repurchase of Shares and Reduction of Capital. Irish law permits us to redeem our shares (provided such shares are redeemable) at any time whether on or off market without shareholder approval. Accordingly, our Articles of Association provide that, when we agree to acquire any shares (unless we elect to treat the acquisition as a purchase), it shall be a term of such contract that the relevant shares become redeemable on the entry into of that contract and that completion of that contract shall constitute redemption of the relevant shares. This means that we may acquire our own shares.
In addition, Irish law permits an Irish company and its subsidiaries to make market purchases of the shares of the Irish company on a recognized stock exchange if shareholders of the company have granted the company and/or its subsidiaries a general authority by ordinary resolution to do so. Currently, the Irish Stock Exchange, the NYSE, NASDAQ and the London Stock Exchange are the recognized stock exchanges for this purpose.
As the ASX is not currently a recognized stock exchange for the purposes of Irish law, on- and off-market purchases of our shares (by way of trading CUFS) will only be available to us through their redemption in accordance with the redemption mechanism in our Articles of Association, outlined above, provided we do not treat such acquisition as a purchase.
A redemption or repurchase of shares may only be funded out of distributable reserves or out of the proceeds of a fresh issue of shares for that purpose.
Under Irish Company Law, the Board may determine whether shares that we have repurchased or redeemed will either be held in treasury or cancelled. However, under Irish Company Law, the nominal value of treasury shares held by us may not, at any one time, exceed 10% of the nominal value of our issued share capital.
Unless otherwise required by an Irish plc’s Articles of Association or Irish law, no business other than the appointment of a chairman may be transacted at any general meeting unless at least 5% of Irish plc’s issued share capital is present or represented.

Shareholders Meetings and Voting Rights. Our Articles of Association allow for any general meetings to be held outside of Ireland. We must hold an AGM in each calendar year and within nine months after the financial year end and we shall announce the date of each AGM no less than 35 business days before such meeting is due to be held. All business that is transacted at an AGM shall be deemed to be special business, except: (1) the consideration of the Company’s statutory financial statements and the report of the directors and the report of the auditors of those statements and that report; (2) the review by the members of the Company’s affairs; (3) the declaration of a dividend (if any) of an amount not exceeding the amount recommended by the directors; (4) the election of directors in the place of those retiring (whether by rotation or otherwise); (5) subject to the relevant provisions of the Irish Companies Act 2014, the appointment or reappointment of the auditors; and (6) the authorization of the directors to approve the remuneration of the auditors.
We shall announce the date of an extraordinary general meeting no less than 35 business days before such meeting is due to be held save in exceptional circumstances where the Board resolves otherwise. An extraordinary general meeting may be convened by (1) the directors of their own volition or (2) by directors upon being requested to do so pursuant to Irish Company Law, by one or more persons who alone or together hold 10% of our issued share capital. An extraordinary general meeting must be convened within 21 calendar days after such a request has been made of us by a shareholder (who holds 10% or more of our issued share capital), and the extraordinary general meeting must be held no later than two months after such a request has been made by a shareholder.
One or more persons who alone or together hold at least 10% of our issued share capital may request that the Board call an extraordinary general meeting. In addition, such holders may also request that the Board place a matter on the agenda of any general meeting so long as any such request shall be received by us at least 30 business days before the general meeting to which it relates, at such postal or e-mail address as specified by us for that purpose in the announcement of the general meeting. Such request must be accompanied by stated grounds justifying its inclusion, or a draft resolution, together not to exceed 1,000 words. Such a request will be declined by our Board where: (i) the request is contrary to the Constitution, Irish law or the ASX Listing Rules, or (ii) the time limits specified in the Articles of Association have not been complied with.
Our quorum for general meetings is one or more members present in person, by proxy or by authorised representative holding at least 5% of the Company’s issued share capital and who are entitled to vote upon the business to be transacted.
Our quorum for meetings of a separate class of shareholders is one or more persons who alone or jointly hold or represent by proxy at least 5% in nominal value of the issued shares of the class.
Holders of CUFS and ADSs do not appear on our share register as legal holders of shares. Accordingly, the ability to call an extraordinary general meeting only may be exercised, in the case of holders of CUFS, by providing instructions to the CUFS depositary or by converting their CUFS to shares, and, in the case of holders of ADSs, by converting their ADSs to CUFS and thereafter providing instructions to the CUFS depositary or converting their CUFS to shares.
All shares issued have the right to one vote for each share held on every matter submitted to a vote of the shareholders. CUFS holders are entitled to attend and to speak at our shareholder meetings and can vote at our shareholder meetings:
•by instructing CDN, as legal owner of our shares represented by CUFS, how to vote the shares represented by the holder’s CUFS;
•by directing CDN to appoint itself (or another person) as the nominated proxy pursuant to a voting instruction form provided by the Company; or

•by converting the holder’s CUFS into our shares and voting the shares at the meeting, which must be undertaken prior to the meeting. However, in order to sell their shares on the ASX thereafter, it will first be necessary to convert them back to CUFS.
ADS holders will not be entitled to attend our general meetings of shareholders, but can vote by giving an instruction to Deutsche Bank, as the ADS depositary on how to instruct CDN to vote at a meeting.
Irish law and our Articles of Association currently do not impose any limitations on the rights of persons who are not residents of Ireland to hold or vote shares, solely as a result of such non-resident status.
Annual Report. Our fiscal year runs from 1 April through 31 March. Irish law requires that our annual accounts must be laid before the shareholders at the AGM within nine months of the balance sheet date and that copies of our financial statements must be sent to the shareholders 21 days before the AGM. We prepare consolidated annual accounts under “modified” US GAAP, which is US GAAP to the extent that it is not inconsistent with Irish Company Law. We will also prepare standalone annual entity accounts under Irish GAAP and lay those accounts before the AGM. The annual accounts will also include report of an independent accountant.
Indemnification. Our Articles of Association provide that our current and former directors, company secretary, employees and persons who may be deemed by our Board to be our agent are indemnified by us for costs, losses and expenses arising out of such person’s exercise of their duties to us. However, under Irish Company Law, this indemnity only binds us to indemnify a current or former director or company secretary where judgment is given in any civil or criminal action in favor of such current or former director or company secretary, or where a court grants relief because the current or former director or company secretary acted honestly and reasonably and ought fairly to be excused. Our Articles of Association apply the same restrictions to employees and persons deemed by our Board to be our agent who are not current or former directors or company secretary.
We have also entered into deeds of access, insurance and indemnity with our directors, company secretary and certain senior employees.
Dividends. Dividends and distributions of assets to shareholders may be declared: (a) in the case of dividends, by the Board; or (b) upon the recommendation of the Board, by an ordinary resolution of shareholders, provided that with respect to dividends or distributions declared pursuant to subsection (b) above, the dividends or distributions may not exceed the amount recommended by the Board.
Dividends and distributions may only be made in-so-far as: (a) we have sufficient distributable profits; and (b) our net assets are not less than the aggregate of called up share capital plus undistributable reserves and the distribution does not reduce our net assets below such aggregate.
If directors so resolve, any dividend that has remained unclaimed for 12 years from the date of its declaration shall be forfeited and cease to remain owing by the Company. The payment by directors of any unclaimed dividend or other moneys payable in respect of a share into a separate account shall not constitute us a trustee in respect thereof. However, it is unlikely that any such unclaimed dividends will be forfeited due to the operation of Australian legislation, under which dividends that have been unclaimed for six years are paid to the relevant state authority, through which shareholders can claim a refund of such dividends in the future.
Our Board determines the record dates at which time registered holders of our shares, including CDN issuing CUFS to the ADS depositary, will be entitled to dividends and also sets the payment dates for these dividends. Dividends are declared payable to our shareholders in US dollars. Deutsche Bank, our ADS depositary, receives dividends in US dollars directly from JHI plc on each CUFS dividend payment date and will distribute any dividend to holders of ADSs in US dollars pursuant to the terms of the deposit agreement. Other CUFS holders registered at a dividend record date are paid their dividend on each CUFS dividend payment date in the equivalent amount of Australian dollars, as determined by the prevailing exchange rate shortly after the CUFS dividend record date.
Amendment of Articles of Association. Our Articles of Association may be amended by our shareholders, which include changes to the rights of shareholders, subject to Irish Company Law restrictions, by resolution approved by 75% of the votes cast at a general meeting of shareholders at which at least 5% of our issued shares is present in person, by proxy or by authorised representative.
Liquidation Rights. In the event of our liquidation, and after we have paid all debts and liquidation expenses, the excess of any assets shall be distributed among our shareholders in proportion to the capital at the commencement of the winding up which is paid up or credited as paid up on such shares held by our shareholders. As a holding company, our sole material assets will be the capital stock of our subsidiaries.
Limitations on Right to Hold Common Stock. The Irish Takeover Rules regulate takeover and merger transactions, however effected, by which control of a public limited company incorporated in Ireland with a listing of its equity securities on certain specified stock exchanges, including the New York Stock Exchange, may be obtained or consolidated. Control means a holding or aggregate holding of shares carrying 30% or more of the voting rights of a relevant company, irrespective of whether the holding or holdings give de facto control.
The Irish Takeover Rules are statute based. The Irish Takeover Panel is the body that regulates all transactions subject to the Irish Takeover Rules.
Rule 9 of the Irish Takeover Rules states that, except with the consent of the Irish Takeover Panel, when:
•any person acquires, whether by a series of transactions over a period of time or not, shares or other securities which (taken together with shares or other securities held or acquired by persons acting in concert) carry 30% or more of the voting rights of a relevant company; or
•any person, who together with persons acting in concert, holds not less than 30% of the voting rights and such person or any person acting in concert with them acquires, in any period of 12 months, additional shares or other securities of more than 0.05% of the total voting rights of the relevant company, such person must extend offers to the holders of any class of equity securities (whether voting or non-voting) and to holders of any class of transferable voting capital in respect of all such equity securities and transferable voting capital.
A single holder (that is, a holder excluding any parties acting in concert with the holder) holding more than 50% of the voting rights of a relevant company is not subject to Rule 9.
The Irish Takeover Rules also contain rules called “Substantial Acquisition Rules” which restrict the speed with which a person may increase their holding of shares and rights over shares to an aggregate of between 15% and 30% of the voting rights of a relevant company. These rules also require accelerated disclosure of acquisitions of shares or rights over shares relating to such holdings.
The Irish Takeover Rules are built on the following general principles that apply to any transaction regulated by such rules:
•all holders of the securities of an offeree of the same class must be afforded equivalent treatment; moreover, if a person acquires control of a company, the other holders of securities must be protected;

•the holders of the securities of an offeree must have sufficient time and information to enable them to reach a properly informed decision on the offer; where it advises the holders of securities, the board of the offeree must give its views on the effects of implementation of the offer on employment, conditions of employment and the locations of the offeree’s places of business;
•the board of an offeree must act in the interests of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer;
•false markets must not be created in the securities of the offeree, of the offeror or of any other company concerned by the offer in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted;
•an offeror must announce an offer only after ensuring that he or she can fulfill in full any cash consideration, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration;
•an offeree must not be hindered in the conduct of its affairs for longer than is reasonable by an offer for its securities; and
•a substantial acquisition of securities (whether such acquisition is to be effected by one transaction or a series of transactions) shall take place only at an acceptable speed and shall be subject to adequate and timely disclosure.
Although the Irish Takeover Rules may help to ensure that no person may acquire voting control of us without making an offer to all shareholders, these provisions may also have the effect of delaying or preventing a change in control of the Company.
Disclosure of Holdings. Under Irish law, a person must notify us in writing within five business days of an acquisition or disposition of shares where:
•such person’s interest was below 3% of our issued share capital prior to such acquisition and equals or exceeds 3% after such acquisition;
•such person’s interest was equal to or above 3% of our issued share capital before an acquisition or disposition and increases or decreases through an integer of a percentage as a result of such acquisition or disposition (e.g., from 3.8% to 4.3% or from 5.2% to 4.9%); and
•where such person’s interest was equal to or above 3% of our issued share capital before a disposition and falls below 3% as a result of such disposition.
Failure of a shareholder to disclose its interests in our shares as described above will result in no right or interest of any kind in respect of that person’s shares being enforceable, whether directly or indirectly, by action or legal proceeding.
In addition, under Irish law, we can, if we have reasonable cause to believe that a person or company has an interest in our shares, require such person or company to confirm that belief (or as the case may be) to indicate whether or not it is the case and to provide certain information in relation to such holdings, including details of his or her interest in our shares and the interests (if any) of all persons having a beneficial interest in the shares. To the extent any such information is made available to us, Irish law requires that we make such information available for inspection to any person upon such person’s request.

If a person fails to respond to us when we make a request for information in the manner described above, we may apply to the High Court of Ireland for an order stating that: (a) any transfer of such shares will be void; (b) such shares will have no voting rights; (c) no further shares will be issued in right of those shares or pursuant to any offer made to the holder thereof; and (d) such shares will not be entitled to any payment from us.
The restrictions described above, whether imposed for a failure to disclose a notifiable interest or for a failure to respond to a request for information, may only be lifted by an order of the High Court of Ireland.
Shareholders are also subject to beneficial ownership reporting disclosure requirements under US securities laws, including the filing of beneficial ownership reports on Schedules 13D and 13G with the SEC. The SEC’s rules require all persons who beneficially own more than 5% of a class of securities registered with the SEC to file either a Schedule 13D or 13G. This filing requirement applies to all holders of our shares of common stock, ADSs or CUFS because our securities have been registered with the SEC. The number of shares of common stock underlying ADSs and CUFS is used to determine whether a person beneficially owns more than 5% of the class of securities. This beneficial ownership reporting requirement applies whether or not the holders are residents of the United States. The determination of whether to file a Schedule 13D or a Schedule 13G depends primarily on the nature of the beneficial owner and the circumstances surrounding the person’s beneficial ownership. A copy of the rules and regulations relating to the reporting of beneficial ownership with the SEC, as well as Schedules 13D and 13G, are available on the SEC’s website at www.sec.gov.
Company Books of Accounts. The Company is responsible for ensuring that it keeps adequate accounting records. The measures taken by the directors to secure compliance with the Company’s obligation to keep adequate accounting records are the use of appropriate systems and procedures and employment of competent persons. We have appointed a Chief Financial Officer who makes regular reports to the Board and ensures compliance with the requirements of Chapter 2 of Part 6 of the Irish Companies Act 2014. The Company also has a Global Controller, who works closely with the Chief Financial Officer and makes regular reports to our Audit Committee. The accounting records of the Company are kept at its registered office in Ireland.